Kayne Anderson MLP Investment Company

811 Main Street, 14th Floor

Houston, Texas 77002

(877) 657-3863

June 14, 2017

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Senior Counsel

Division of Investment Management,

    Disclosure Review Office

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-8626

Re:	Kayne Anderson MLP Investment Company
Registration Statement on Form N-2 (File No. 333-211964)
Withdrawal Request

Dear Mr. Bartz:

Kayne Anderson MLP Investment Company (the “Company”) hereby submits this letter to notify the U.S. Securities and Exchange Commission (the “Commission”) of an inadvertent EDGAR filing submission under an incorrect file number. On June 12, 2017, the Company filed with the Commission via EDGAR Pre-Effective Amendment No. 1 to Form N-2 (File No. 333-211964) (the “Amendment”) under form type N-2/A (accession number 0001193125-17-201372). On June 14, 2017, the Company re-filed Pre-Effective Amendment No. 1 to Form N-2 under the correct file number, 333-217551. Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws the erroneously-filed Amendment (File No. 333-211964).

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call Will Burns at (713) 860-7352.

Very truly yours,

Kayne Anderson MLP Investment Company

By:	/s/ TERRY A. HART
Terry A. Hart
Chief Financial Officer

cc:	R. William Burns III, Esq., Paul Hastings LLP
David A. Hearth, Esq., Paul Hastings LLP